December 22, 2011

BY EDGAR AND E-MAIL

Ms. Chanda DeLong
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4561

Re:	InnerWorkings, Inc.
Registration Statement on Form S-3 Filed on October 26, 2011
Amendment No. 1 Filed on December 22, 2011
File No. 333-177535

Dear Ms. DeLong:

On behalf of InnerWorkings, Inc. (the “Company”), enclosed for your review is Amendment No. 1 to the Company’s Registration Statement on Form S-3 (Registration No. 333-177535) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on October 26, 2011 and as amended by Amendment No. 1 to the Registration Statement filed with the Commission on December 22, 2011.  An electronic version of Amendment No. 1 has been concurrently filed with the Commission through the Commission’s EDGAR system.

Set forth below is the response of the Company to the comment of the Staff made during a telephone conference on November 2, 2011 between the Staff and Winston & Strawn LLP, outside counsel to the Company.  For convenience of reference, the text of the comment has been reproduced in italicized type herein.

Comment

Please advise the Staff how the Company determined that all of the conditions of Rule 430B(b)(2) of the Securities Act of 1933, as amended, have been satisfied with respect to the proposed resales contemplated by the Registration Statement.

Ms. Chanda DeLong
December 22, 2011

Response:

The  Registration Statement relates to proposed resales of up to 2,831,185 shares of the common stock, par value $0.001 per share (the “Common Stock”), of the Company previously issued, or to be issued, pursuant to that certain Share Purchase Agreement, dated as of October 24, 2011, by and among the Company, etrinsic Limited, a wholly-owned subsidiary of the Company, Winthrop Limited and Christophe Delaune (the “Share Purchase Agreement”), as amended as of December 19, 2011 (the “Amendment to Share Purchase Agreement”).

The Company respectfully advises the Staff that it believes that all of the conditions of Rule 430B(b)(2) have been satisfied with respect to the proposed resales contemplated by the Registration Statement.

I.	The initial offering transaction of the securities, the resale of which is being registered on behalf of the selling security holders, was completed. (Rule 430B(b)(2)(i))

The Company’s acquisition of the outstanding capital stock of Productions Graphics was completed pursuant to the Share Purchase Agreement on October 24, 2011, as amended by the Amendment to Share Purchase Agreement. Pursuant to such agreement and amendment, Hera Investment Global Corporation, as designee of Winthrop Limited and Mr. Delaune (the “Selling Stockholder”), was issued 238,572 shares of Common Stock on December 21, 2011 (the “First Tranche Shares”) and has the right to receive up to 2,592,613 additional shares of Common Stock (the “Second Tranche Shares”) if certain financial milestones are achieved by Productions Graphics. The Company is registering for resale the shares of Common Stock issued, or to be issued, to the Selling Stockholder on its behalf.

II.	The securities were issued and outstanding prior to the original date of filing the registration statement covering the resale of the securities. (Rule 430B(b)(2)(ii))

The Company acknowledges that the Registration Statement as originally filed on October 26, 2011 did not satisfy this condition.  In light of this condition, the Company entered into the Amendment to Share Purchase Agreement pursuant to which the First Tranche Shares were issued to the Selling Stockholder on December 21, 2011.  As a result, the First Tranche Shares are outstanding as of the filing of Amendment No. 1 to the Registration Statement on December 22, 2011.

In addition, the Company notes that it is seeking to register the resale of up to 2,592,613 shares of Common Stock that are not currently outstanding.  These shares, referred to as the “Second Tranche Shares,” are shares that the Company will be required to issue to the Selling Stockholder subject to the satisfaction of certain financial milestones set forth in the Share Purchase Agreement. Although the Second Tranche Shares are not currently outstanding, the Company concluded that it is appropriate to register the resale of the Second Tranche Shares pursuant to the Registration Statement based on the instruction and guidance provided by Question 116.05 of the Securities Act Forms Compliance & Disclosure Interpretations (“C&DI”), which provides as follows:

Ms. Chanda DeLong
December 22, 2011

Question: In reliance on Securities Act Section 4(2), a merger transaction will not be registered. May resales of earnout shares to be issued in connection with the merger be registered on Form S-3 pursuant to General Instruction I.B.3 after the consummation of the merger, even though the shares have not been earned and are not outstanding at the time the registration statement is filed?

Answer: Yes. [Feb. 27, 2009]

This C&DI supports the ability of an issuer to register the resale of earn-out shares pursuant to General Instruction I.B.3 of Form S-3, even though such shares have not been earned and are not outstanding at the time the registration statement is filed. Although the underlying transaction in the C&DI was a merger, the Company believes an issuer’s ability to register the resale of yet-to-be issued earn-out shares on Form S-3 should also apply to shares issued as consideration in an acquisition transaction not involving a merger.

Consistent with yet-to-be issued earn-out shares in a merger transaction, the Second Tranche Shares represent contingent earn-out shares that may be issued as additional consideration for the Company’s acquisition of the outstanding capital stock of Productions Graphics. The Share Purchase Agreement was entered into as part of an overall transaction in which the Company acquired the business of Productions Graphics. As partial consideration for the acquisition, the Company issued the First Tranche Shares on December 21, 2011. As part of the same transaction, the Company agreed to issue the Second Tranche Shares to the Selling Stockholder as a portion of the earn-out consideration to be paid subject to the achievement of specific financial milestones between October 1, 2011 and December 31, 2015. In light of the structure of the overall transaction, the Company considers the Second Tranche Shares to be contingent earn-out consideration in an acquisition transaction and, based on the C&DI referenced above, the Company believes that it is appropriate to register the resale of the Second Tranche Shares pursuant to the Registration Statement before such shares are earned and outstanding.

The Company’s analysis is consistent with several registration statements on Form S-3 that have been declared effective by the Commission.  First Community Bancshares, Inc. (“FCB”) filed a registration statement on Form S-3 on December 21, 2007 to register shares of its common stock previously issued and to be issued as consideration in connection with its acquisition of Greenpoint Insurance Group, Inc.  Nearly half of the shares registered on FCB’s Form S-3 were shares to be issued upon satisfaction of contingent earn-out obligations set forth in the stock purchase agreement.  The Commission declared FCB’s Form S-3 effective on January 18, 2008.  Similarly, Globalstar, Inc. (“Globalstar”) filed a registration statement on Form S-3 on March 19, 2010 to register shares of its voting common stock previously issued and to be issued as consideration in connection with its acquisition of NOXA Holdings LLC.  More than half of the shares registered on Globalstar’s Form S-3 were shares to be issued upon satisfaction of contingent earn-out obligations set forth in the purchase agreement.  The Commission declared Globalstar’s Form S-3 effective on September 7, 2010.  Finally, Local.com filed a registration statement on Form S-3 on August 29, 2011 to register shares of its common stock previously issued and to be issued as consideration in connection with its acquisition of Screamin Media Group, Inc.  Nearly half of the shares registered on Local.com’s Form S-3 were shares to be issued upon satisfaction of contingent earn-out obligations set forth in the merger agreement.  The Commission declared Local.com’s Form S-3 effective on November 16, 2011.

Ms. Chanda DeLong
December 22, 2011

III.	The Registration Statement refers to any unnamed selling security holders in a generic manner by identifying the initial offering transaction in which the securities were sold. (Rule 430B(b)(2)(iii))

The Company names the Selling Stockholder with specificity in the Registration Statement and identifies the number of shares that the Selling Stockholder may sell pursuant to the Registration Statement.  In addition, the Company identifies the initial offering transaction in which the securities were sold.

IV.
The issuer is not and during the past three years neither the issuer nor any of its predecessors was (A) a blank check company as defined in Rule 419(a)(2); (B) a shell company, other than a business combination related shell company, each as defined in Rule 405; or (C) an issuer in an offering of penny stock as defined in Rule 3a51-1 of the Securities Exchange Act of 1934.  (Rule 430B(b)(2)(iv))

The Company is not, and during the past three years was not, a blank check company, a shell company or an issuer in an offering of penny stock.

*                      *                      *

Ms. Chanda DeLong
December 22, 2011

If you have any questions regarding this letter or Amendment No. 1 to the Registration Statement, please call me at (312) 558-5924.

Respectfully submitted,

/s/ Matthew F. Bergmann

Matthew F. Bergmann

Enclosure

cc:	Todd Andrews